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HALF-YEAR REPORT 2004

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Adecco

Making people successful

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Karina Wienicke
Adecco Germany

From a Company of Firsts

The 28,000 employees of the Adecco Group, operating from around 5,800 offices in 71 territories, harness state-of-the-art technology and the broadest range of Staffing, Human Resources and Business Services available to help make hundreds of thousands of Clients and around four million Temporary Associates successful each year.

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The Adecco Group - 2004 Half-Year Report

SELECTED FINANCIAL HIGHLIGHTS

EUR millions, except share and per share information

	Six months ended
	June 27,	June 29,
	2004	2003
Statements of Operations:
Net service revenues	8,080	7,853
Operating income before amortisation 1)	174	248
Amortisation of intangibles	(1)	(2)
Operating income	173	246
Income from continuing operations	95	151
Income/(loss) from discontinued operations	30	(1)
Net income	125	150

Per Share:
Basic earnings per share:
Continuing operations	0.51	0.81
Discontinued operations	0.16	(0.01)
Net income	0.67	0.80
Diluted earnings per share:
Continuing operations	0.50	0.80
Discontinued operations	0.15	(0.01)
Net income	0.65	0.79

Weighted average shares	186,986,215	186,698,165
Diluted shares	201,542,460	192,084,638

Cash Flow:
Cash flows from operating activities of continuing operations	33	184
Cash flows used in investing activities of continuing operations	(7)	(25)
Cash flows used in financing activities of continuing operations	(30)	(23)

1) Operating income before amortisation is non-U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information.

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The Adecco Group - 2004 Half-Year Report

FINANCIAL REVIEW

OPERATIONAL RESULTS

Group Performance
In the first half of 2004, the Adecco Group reported net service revenues of EUR 8,080 million, operating income of EUR 173 million (including amortisation of intangibles amounting to EUR 1 million) and net income of EUR 125 million (including income from discontinued operations from the disposal of the jobpilot group of EUR 30 million). Currency fluctuations had an adverse effect on net service revenues and operating income in Euro mainly due to the weaker USD against the Euro.
     The Adecco Group’s revenues increased by 3% to EUR 8,080 million from EUR 7,853 million for the six month period ended June 27, 2004 compared with the six month period ended June 29, 2003. In constant currency, net service revenues increased by 6%.
     Gross margin as a percentage of net service revenues decreased by 65 basis points (“bp”) from 17.3% in the first half of 2003 to 16.7% in the first half of 2004. Revenue decline in LHH Career Services Division led to a negative impact of 45 bp in the Adecco Group gross margin.
     For the first six months of 2004, selling, general and administrative expenses, which consist primarily of personnel costs, office and administration, rent, marketing and other expenses, increased by 5% or EUR 61 million compared to the first half of 2003, to EUR 1,172 million. The ratio of selling, general and administrative expenses as a percentage of net service revenues deteriorated by 0.3% from 14.2% for the first six months of 2003 to 14.5% for the first six months of 2004. This cost increase was principally due to incurring EUR 77 million of costs associated with the 2003 financial reporting delay.
     Operating income decreased by EUR 73 million or 30% to EUR 173 million for the first half of 2004 compared to the first half of 2003, principally due to incurring EUR 77 million of costs associated with the 2003 financial reporting delay.
     Net income decreased by EUR 25 million or 17% from EUR 150 million for the six months ended June 29, 2003 to EUR 125 million for the six months ended June 27, 2004. This reduction is principally due to the increased costs associated with the 2003 financial reporting delay, and higher effective tax rate, partially offset by the gain on the sale of jobpilot.

Divisional Performance
Net service revenues and operating income before amortisation by division are presented as follows:

	Net Service Revenues		Operating Income before
			Amortisation
EUR millions	Six months ended		Six months ended
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003

Adecco Staffing	7,138	6,885	248	226
Ajilon Professional	860	849	37	32
LHH Career Services	82	119	17	37
Corporate Expenses	-	-	(128)	(47)

Adecco Group	8,080	7,853	174	248

Adecco Staffing Division represented approximately 88% of the Adecco Group net service revenues for the first six months of 2004 and 2003 respectively. In 2004, Adecco Staffing Division reported revenues of EUR 7,138 million for the first six months, an increase of EUR 253 million or 4% (increase of 7% in constant currency) compared with the first six months of 2003.
     The division’s operating income before amortisation increased by EUR 22 million or 10% to EUR 248 million (increase of 11% in constant currency) compared with the same period in 2003. The major accomplishments in this division during the first half of 2004 were the acceleration in the rate of sales growth and the stabilization of gross margin. Sales in constant currency grew by 8% during the second quarter compared with growth of 5% in the first quarter. Gross margin for the first half of 2004 was 14.8% reduced from 15.1% last year.

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The Adecco Group - 2004 Half-Year Report

In Europe, measured in constant currency, growth in net service revenues was 6%. Adecco France grew 4% during the first half of 2004 and gained market share. Adecco Italy grew 16% and Adecco UK and Adecco Iberia both grew by 6%. Adecco Germany and Adecco Benelux were both ahead by 7% and Adecco Nordics grew by 10%. Operating income before amortisation improved in most European countries except in France, mainly due to salary increases. In Adecco North America, measured in constant currency, net service revenues grew by 6% and profitability improved significantly. In the Asia Pacific region, Adecco Japan sales grew 10% but profitability was reduced due to increased cost of compliance with social benefit programs and incurring new branch opening costs.

Ajilon Professional represented approximately 11% of the Adecco Group net service revenues for the first six months of 2004 and 2003, respectively. In the first half of 2004, net service revenues increased by EUR 11 million or 1%, to EUR 860 million compared to the first half of 2003, a 5% increase in constant currency, reflecting the improvement in demand for IT and accountancy staff. Gross margin for the division improved to 24.1% compared with 23.8% last year. Operating income before amortisation increased by EUR 5 million or 13% to EUR 37 million, an increase of 18% in constant currency.

LHH Career Services Division represented approximately 1% of the Adecco Group net service revenues for the first six months of 2004 and 2003 respectively. In the first half of 2004, the division’s net service revenues decreased by EUR 37 million or 31%, to EUR 82 million, a decrease of 23% in constant currency, due to continuing cyclical deceleration in demand. Operating income before amortisation declined by 54%, down 49% in constant currency. Revenue growth in this counter-cyclical business is positioned to resume once M & A activity picks up.

Discontinued Operations
In April 2004, the sale of jobpilot was completed and an income from discontinued operations of EUR 30 million is included in the 2004 half-year net income.

FINANCIAL POSITION AND LIQUIDITY
For the first six months of 2004, cash flows from operating activities of continuing operations decreased by EUR 151 million to EUR 33 million from EUR 184 million in the first six months of 2003. This decrease reflects primarily a cash outflow of EUR 57 million associated with the costs of the 2003 financial reporting delay, the cancellation of the UK accounts receivable securitisation program and additional working capital required to support the growth of the business.
     Capital expenditures of EUR 29 million for the six month period ended June 27, 2004, representing ongoing investment in branch refurbishment, new branch openings and computer equipment and software, decreased by EUR 2 million compared to the six month period ended June 29, 2003.
     Cash flows from financing activities include EUR 29 million in repayment of the Delphi bond, but exclude payment of the 2003 dividend. The 2003 dividend of EUR 86 million was paid in July 2004 whereas payment of the 2002 dividend of EUR 75 million was paid in the first half of 2003. In the six month period ended June 29, 2003, EUR 100 million of cash inflow from cash settlements of forward contracts were included in other financing activities.
     Repayment of debt and currency impact reduced net debt by EUR 132 million or 14% to EUR 792 million as of June 27, 2004 compared with net debt amounting to EUR 924 million as of December 28, 2003.
     As of June 27, 2004 the Adecco Group’s total capital resources amounted to EUR 3,527 million, comprising EUR 1,837 million in debt and EUR 1,690 million in equity, excluding treasury stock. Barring unforeseen events, the Adecco Group’s management believes that the ability to generate cash from operations and additional liquidity resources available are sufficient to support business expansion and to meet financial commitments.
     The Adecco Group has long-term credit ratings from Standard & Poor’s and Moody’s since November 1999. In January 2004, Standard & Poor’s and Moody’s downgraded the long-term credit ratings to BBB- and Baa3, respectively. In April 2004, Standard & Poor’s and Moody’s downgraded the long-term credit ratings to BB+ and Ba1, respectively. As of the issuance of this report the long-term credit rating has been upgraded to BBB- by Standard & Poor’s. The Moody’s rating is unchanged at Ba1.

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The Adecco Group - 2004 Half-Year Report

NON-GAAP FINANCIAL MEASURES
Management supplements the U.S. GAAP results with non-GAAP financial measures. The principal non-GAAP financial measures used by the Adecco Group are information that excludes the impact of changes in foreign currency (i.e. the change in revenue measured in constant currency), operating income before amortisation, and net debt. Constant currency information and operating income before amortisation charges are used in addition to results presented in accordance with U.S. GAAP.

CONTROLS AND COMPLIANCE
As previously announced, the Adecco Group’s Audit Committee commissioned, in 2003, an independent investigation by US and Swiss independent counsel overseen by an independent monitor. This investigation is now fully complete and did not find anything financially material to the Adecco Group.

The Adecco Group is working to strengthen its internal controls in areas identified during the 2003 audit. The Adecco Group is committed to maintaining the highest standards of ethical business conduct. To further strengthen its group practices in this area, the Adecco Group has appointed a full-time Chief Compliance and Business Ethics Officer to oversee worldwide compliance practices and business ethics within the group reporting to the Board.

For information concerning certain class action litigation and regulatory investigations involving the Adecco Group, see Note 7 to Condensed Consolidated Financial Statements included in this Half-Year Report.

OUTLOOK
Worldwide demand for temporary staffing continues to grow and the Adecco Group expects demand to further strengthen in 2005.
     The strengthening business environment underpins the recent stabilization in gross margin and we are committed to improving margins further as market conditions allow. Profitability will be less impacted by the costs related to the 2003 financial reporting delay in the second half of the year. However, the Adecco Group anticipates that in the United States, State Unemployment Insurance rates will increase cost by approximately EUR 17 million (USD 20 million) in 2005.
     The Adecco Group remains confident about the medium term profitability outlook due to the increase in the number of permanent placements, the recovery of the professional staffing sector and the accelerated growth in countries undergoing regulatory changes favourable to the staffing industry.

FORWARD-LOOKING STATEMENTS
Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Adecco Group") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Adecco Group's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Adecco S.A.’s stock price; intense competition in the markets in which the Adecco Group competes; and negative reactions from the Adecco S.A.'s shareholders, creditors or vendors with respect to any of the foregoing matters.
     The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Adecco Group's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

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The Adecco Group - 2004 Half-Year Report

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
EUR millions
	June 27,	December 28,
	2004	2003
ASSETS
Current assets
Cash and cash equivalents	633	565
Short-term investments	412	403
Trade accounts receivable, net	3,270	2,947
Other current assets	279	308
Other current assets from discontinued operations	-	14

Total current assets	4,594	4,237

Property, equipment and leasehold improvements, net	299	327
Other assets	418	438
Intangibles, net	2	3
Goodwill	1,267	1,241
Other assets from discontinued operations	-	60

Total assets	6,580	6,306

LIABILITIES
Current liabilities
Short-term debt and
current maturities of long-term debt	335	377
Accounts payable and accrued expenses	2,928	2,762
Current liabilities from discontinued operations	-	12

Total current liabilities	3,263	3,151

Long-term debt	1,502	1,479
Other liabilities	129	125
Other liabilities from discontinued operations	-	4

Total liabilities	4,894	4,759

Minority interests	1	-

SHAREHOLDERS’ EQUITY
Common shares	116	116
Additional paid-in capital	2,008	1,993
Accumulated deficit	(477)	(602)
Accumulated other comprehensive income	43	45

	1,690	1,552
Less: Treasury stock, at cost	(5)	(5)

Total shareholders’ equity	1,685	1,547

Total liabilities and shareholders’ equity	6,580	6,306

The accompanying notes are an integral part of these condensed consolidated financial statements.

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The Adecco Group - 2004 Half-Year Report

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended
EUR millions, except share and per share data
	June 27,	June 29,
	2004	2003

Net service revenues	8,080	7,853
Direct costs of services	(6,734)	(6,494)

Gross margin	1,346	1,359

Selling, general & administrative expenses	(1,172)	(1,111)
Amortisation of intangibles	(1)	(2)

Operating income	173	246

Interest and other expenses	(25)	(39)

Income before income taxes and discontinued operations	148	207

Provision for income taxes	(53)	(56)

Income from continuing operations	95	151

Income/(loss) from discontinued operations	30	(1)

Net income	125	150

Basic earning per share:
Continuing operations	0.51	0.81
Discontinued operations	0.16	(0.01)

Net income	0.67	0.80

Diluted earnings per share:
Continuing operations	0.50	0.80
Discontinued operations	0.15	(0.01)

Net income	0.65	0.79

Weighted average shares	186,986,215	186,698,165
Diluted shares	201,542,460	192,084,638

The accompanying notes are an integral part of these condensed consolidated financial statements.

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The Adecco Group - 2004 Half-Year Report

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
EUR millions
	June 27,	June 29,
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	125	150
Adjustments to reconcile net income to net cash and cash
equivalents from operating activities of continuing operations:
(Income)/loss from discontinued operations	(30)	1
Depreciation	61	65
Amortisation of intangibles	1	1
Other charges	30	17
Changes in operating assets and liabilities:
Trade accounts receivable	(311)	(211)
Accounts payable and accrued expenses	148	116
Other current assets	(12)	47
Non-current assets and liabilities	21	(2)

Cash flows from operating activities of continuing operations	33	184

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net of proceeds	(29)	(31)
Acquisitions	(1)	-
Change in short-term investments	20	-
Other investing activities	3	6

Cash flows (used in) investing activities of continuing operations	(7)	(25)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) in short-term debt	(13)	(49)
Repayment of long-term debt	(34)	(8)
Dividends paid to shareholders	-	(75)
Other financing activities	17	109

Cash flows (used in) financing activities of continuing operations	(30)	(23)

Effect of exchange rate changes on cash	8	(26)

Net proceeds from sale of discontinued operations	64	-

Net increase in cash and cash equivalents	68	110

Cash and cash equivalents:
Beginning of period	565	208

End of period	633	318

Supplemental disclosure of non-cash investing activities:
Stock received in the sale of jobpilot	24	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

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The Adecco Group - 2004 Half-Year Report

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation
Adecco S.A. prepares its condensed and unaudited 2004 consolidated half-year financial report using the same accounting principles and methods of computation that were applied in the audited consolidated financial statements as of December 28, 2003 and for the year then ended.
     The financial information to the Condensed Financial Statements should be read in conjunction with the Adecco Group’s Annual Report 2003 including the Financial Review and Corporate Governance and the 2003 Annual Report on Form 20-F for the fiscal year ended December 28, 2003.
     The Adecco Group presents its condensed consolidated financial information in Euro. The nominal value of the share capital, the declaration of dividends and certain information relating to stock option grants remain in Swiss Francs.
     In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments necessary to present fairly the condensed consolidated balance sheets, statements of operations and cash flows.
     In 2004, the Adecco Group presents three reporting segments subsequent to the disposal of jobpilot which comprised the majority of the division e-HR Services. The 2003 segment reporting has been restated to conform to the new presentation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions and estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes.
     The French government has instituted various social programs, including the 35-hour workweek agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Adecco Group established provisions to cover the risk of non-compliance with this agreement. Events in 2004 led to a change in estimate that resulted in a reduction of provisions of EUR 13 million, which has been included in operating income in the accompanying Consolidated Statements of Operations for the six months ended June 27, 2004. This decrease of provision resulted in an increase to basic and diluted earnings per share of EUR 0.07 and EUR 0.06, respectively.

Stock Based Compensation
At the beginning of fiscal year 2003, the Adecco Group adopted the fair value method of accounting for employee stock options in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), "Accounting for Stock-Based Compensation". The Adecco Group elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" the Adecco Group uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for employee stock options granted prior to fiscal year 2003. Stock options were generally awarded to employees with exercise prices that were equal to the market price of the Adecco S.A.’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of the fair value method for employee stock options, the Adecco Group generally did not record compensation expense for such options except, for example, for circumstances when a modification to the outstanding option was made which required a new measurement date. For the first six months of 2004, stock compensation cost of EUR 9 million were recognized in selling, general and administrative expenses.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.
     Had compensation cost for the Adecco Group’s stock-based compensation plans accounted for in accordance with APB No. 25 been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Adecco Group’s pro forma net income and earnings per share would have changed as follows:

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The Adecco Group - 2004 Half-Year Report

EUR millions	Six months ended
	June 27,	June 29,
	2004	2003

Net income:
- As reported	125	150
Stock-based employee compensation expense included in reported net income	9	-
Total stock-based employee compensation expense determined under the fair
value based method for all awards	(25)	(29)

- Pro forma	109	121
Basic net income per share:
- As reported	0.67	0.80
- Pro forma	0.59	0.65
Diluted net income per share:
- As reported	0.65	0.79
- Pro forma	0.57	0.64

New accounting standards
In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which requires a variable interest entity (VIE) to be consolidated by the primary beneficiary. During 2003, the Adecco Group adopted FIN 46 and applied the requirements for all VIEs in which the Adecco Group has an interest. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46R"). As of March 2004, the Adecco Group adopted FIN 46R.
     In December 2003, the Adecco Group entered into certain credit-linked note agreements. These credit-linked notes are issued by a variable interest entity (the “Issuer”), and are secured and collateralised by corporate debt securities, held by the Issuer. The coupon on the notes is linked to the credit quality of obligations of third parties, through an embedded credit default swap, and to the movement in interest and currency exchange rates, through an embedded cross currency interest rate swap. The Adecco Group has determined that it is the primary beneficiary of a portion, sometimes referred to as a "silo", of the Issuer. As a result, the assets and liabilities of the silo are fully consolidated by the Adecco Group as of June 27, 2004 and December 28, 2003. As of June 27, 2004, the value of the available-for-sale securities underlying the credit-linked notes reported in the accompanying Condensed Consolidated Balance Sheet was CHF 73 million (EUR 46 million). The values of the liabilities related to credit derivatives and cross currency interest rate swaps entered into by the silo were not significant. The creditors of the Issuer have no recourse to the Adecco Group.
     Prior to January 2003, the Adecco Group established several Rabbi trusts held on behalf of certain former and current senior executives. It was determined that these trusts are variable interest entities, in which the Adecco Group is the primary beneficiary, and are therefore subject to consolidation by the Adecco Group. As of June 27, 2004, the assets reported were EUR 14 million. The Adecco Group’s exposure to loss is considered to be immaterial as a result of its involvement with the above VIEs. It was concluded that the effect of the adoption of FIN 46 and FIN 46R had no material effect on the 2003 and 2004 half-year consolidated results and financial position.

NOTE 2 – FINANCING ARRANGEMENTS
As of June 27, 2004, the reported total borrowings outstanding amounted to EUR 1,837 million and as of December 28, 2003 EUR 1,856 million. On May 13, 2004, the Adecco Group elected to repay the outstanding balance of the securitisation agreement due June 30, 2004. The amount paid to settle the agreement was EUR 37 million (GBP 25 million).
     On May 24, 2004 the Adecco Group repaid all outstanding principle and interest on guaranteed notes due 2004-2007 amounting to EUR 29 million.
     The multicurrency revolving credit facility entered into in March 2003 contains certain financial and non-financial covenants requiring that the Adecco Group provide audited consolidated financial statements of the Adecco Group and of each obligor within 120 days from year-end. On April 30, 2004, the Adecco Group entered into a waiver agreement with the syndicate of banks issuing the credit facility to extend the deadline for providing audited consolidated financial statements to June 18, 2004. As of June 27, 2004, the Adecco Group was in compliance with all covenants.

NOTE 3 – SHAREHOLDERS’ EQUITY
The Annual General Meeting of Shareholders of Adecco S.A. was held on June 29, 2004. The shareholders approved a dividend of CHF 0.70 per common share in respect of the fiscal year 2003. The total dividend of EUR 86 million was paid in July 2004. Additionally, the shareholders approved the change to the articles of incorporation whereby the restriction with voting rights of 5% was abolished.
     In the six months ended June 27, 2004 a total of 4,600 shares have been issued to employees and directors upon the exercise of stock options.

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The Adecco Group - 2004 Half-Year Report

The components of accumulated other comprehensive income are as follows:

EUR millions	As of	As of
	June 27,	December 29,
	2004	2003

Currency translation adjustment	56	54
Unrealised gain (loss) on available-for-sale securities	(3)	1
Unrealised gain (loss) on cash flow hedging activities	(1)	(1)
Minimum pension liability adjustment	(9)	(9)

Total	43	45

NOTE 4 – INCOME TAXES
The Adecco Group operates in various countries with different tax laws and rates, therefore the effective tax rate may vary from year to year due to change in the mix of taxable income among countries and special transactions.

     Income taxes for the first half of 2004 were provided at a rate of 36%, based on the Adecco Group’s current estimate of the annual effective tax rate. For the six months ended June 29, 2003, the tax rate was 27%. The increase of the estimated effective tax rate is primarily due to additional audit fees and other advisers’ fees being incurred in lower tax jurisdictions, certain other income streams being taxed at higher tax rates and not benefiting from favourable tax dispute settlements as enjoyed in 2003.

NOTE 5 – SEGMENT REPORTING
The Adecco Group evaluates the performance of its reportable segments based on operating income before amortisation which is defined as the amount of net income from continuing operations before cumulative effect of change in accounting principle, interest and other expenses, income taxes, and amortisation and impairment of goodwill and intangibles.

     Subsequent to the disposal of jobpilot which comprised the majority of the division e-HR services, the Adecco Group presents three divisions in its 2004 segment reporting. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Adecco Group has restated prior year information to conform to the new presentation.

Segment Information by Division

EUR millions	Adecco	Ajilon	LHH Career		Total
Six months ended June 29, 2003	Staffing	Professional	Services	Corporate	Consolidated

Net service revenues	6,885	849	119	-	7,853
Operating income before amortisation	226	32	37	(47)	248
Amortisation of intangibles				(2)	(2)
Operating income					246
Interest and other expenses				(39)	(39)
Provision for income taxes				(56)	(56)
Loss from discontinued operations				(1)	(1)

Net income					150

EUR millions	Adecco	Ajilon	LHH Career		Total
Six months ended June 27, 2004	Staffing	Professional	Services	Corporate	Consolidated

Net service revenues	7,138	860	82	-	8,080
Operating income before amortisation	248	37	17	(128)	174
Amortisation of intangibles				(1)	(1)
Operating income					173
Interest and other expenses				(25)	(25)
Provision for income taxes				(53)	(53)
Income from discontinued operations				30	30

Net income					125

Segment Information by Geographical Areas

EUR millions				Rest of the	Total
Net service revenues	North America	Europe	Asia Pacific	World	Consolidated

Six months ended June 29, 2003	1,936	4,928	795	194	7,853
Six months ended June 27, 2004	1,786	5,231	873	190	8,080

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The Adecco Group - 2004 Half-Year Report

NOTE 6 – DISCONTINUED OPERATIONS
Discontinued operations are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. On April 23, 2004 the Adecco Group sold its holding in jobpilot AG to a subsidiary of Monster Worldwide Inc. for a sales price of EUR 88 million. The sales price was paid partly in cash amounting to EUR 64 million and partly by the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24 million. Management of the Adecco Group opted to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Adecco Group’s e-HR Services segment. The sale resulted in an income from discontinued operations of EUR 30 million, after deducting transaction costs and the loss for the four months ending April 2004 of EUR 1 million. For all periods presented, the operating results, assets and liabilities and cash flows related to the sale have been classified as discontinued operations.
     Sales from discontinued operations were EUR 9 million and pre-tax net loss from discontinued operations was EUR 1 million for the four months ending April 2004.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Contingencies
In the ordinary course of business, the Adecco Group is involved in various legal actions and claims.

Guarantees
The Adecco Group entered into certain guarantee contracts and stand by letters of credit. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The stand by letters of credit mainly relate to workers compensation in the United States.

Class action lawsuits and investigations
Following the Adecco Group’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, class action lawsuits were commenced in the U.S. against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class action lawsuits, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in the cases, although plaintiffs have recently served an amended consolidated complaint. The Adecco Group intends to defend these actions vigorously. To date, the Adecco Group has not incurred significant expenses related to defending these actions.
     The U.S. Securities and Exchange Commission, the U.S. Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission have commenced investigations into various matters. The Adecco Group is cooperating fully with these investigations. To date, the Adecco Group has incurred significant expenses relating to these regulatory investigations.
     At this stage, the Adecco Group is unable either to predict when the class action litigation and regulatory investigations will be resolved or whether the ultimate resolution of certain of these matters will have a material adverse effect on the Adecco Group’s consolidated financial position, results of operations or cash flows. Furthermore, the Adecco Group is presently unable to estimate the total expenses that it will ultimately incur in defence of the class action litigation and cooperation with the on-going investigations.

U.S. State Unemployment Tax Reviews
In the United States, the Adecco Group, like other companies, incur costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Adecco Group and other companies that they are reviewing the unemployment tax rates applied as a result of certain past reorganisations in the U.S. As of this date, the Adecco Group has not received any assessments from these states. However, the Adecco Group anticipates that it will receive assessments from these states and it is possible that other states will initiate similar reviews. Liability, if any, will depend on the resolution of future assessments and cannot be reasonably estimated at this time but may be material to the Adecco Group’s consolidated financial position, results of operations or cash flows. The Adecco Group intends to evaluate and, as appropriate, defend any such assessments.

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Addresses

Registered Office

Adecco S.A. (Holding Company)
1275 Chéserex
Switzerland

Contact Details

Adecco management & consulting S.A.
Sägereistrasse 10
PO Box
CH - 8152 Glattbrugg
Switzerland
Tel: +41 1 878 88 88
Fax: +41 1 829 88 88

Corporate Communications
Tel: +41 1 878 88 32
Fax: +41 1 829 88 39
press.office@adecco.com

Investor Relations
Tel: +41 1 878 88 84
Fax: +41 1 829 88 84
investor.relations@adecco.com

Adecco on the Internet
http://www.adecco.com

Ajilon on the Internet
http://www.ajilon.com

Lee Hecht Harrison on the Internet
http://www.LHH.com

A full office address list can be found on www.adecco.com

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